DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Andrew M. Davisson andrew.davisson@dlapiper.com T 919.786.2052 F 919.786.2200

Via EDGAR and Courier

November 2, 2015

Jennifer Gowetski

Rahul Patel

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	Resource Apartment REIT III, Inc.

Draft Registration Statement on Form S-11

Submitted September 17, 2015 (“Confidential Submission”)

CIK No. 0001652926

Dear Ms. Gowetski and Mr. Patel:

On behalf of our client, Resource Apartment REIT III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

The Registration Statement includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Alan Feldman, Chief Executive Officer of the Company, dated October 15, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of the Registration Statement along with four additional copies marked to show changes from the Company’s Confidential Submission, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of the Registration Statement.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Prior to first use, we will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus. The Company’s prospectus front and back cover pages and page B-1 of the Company’s Form of Subscription Agreement include the Company’s logo. This is the only graphic the Company has prepared to date. We will provide any additional graphics as they become available.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: We will supplementally submit to the Staff copies of all promotional material and sales literature, including material that will be used only by broker-dealers, that has been prepared to date. We acknowledge our obligations under Item 19.D. of Industry Guide 5, including our obligation to file supplemental sales literature prior to first use and to ensure that the sales literature sets forth a balanced presentation of the risks and rewards to investors and is “consistent with the representations in the prospectus.”

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, we have not prepared any written communications to be used in reliance on Section 5(d) of the Securities Act nor have any research reports about us been published or distributed in reliance on Section 2(a)(3) of the Securities Act. We acknowledge, however, our obligations to provide these materials to the Staff and will supplementally provide them should any such materials be prepared.

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no –action letters cited above and the terms of the Company’s program, we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Response: The Company understands that it is responsible for analyzing the applicability of Regulation M to its share redemption program. We have considered the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), where the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of the Company’s proposed share redemption program and believe they are consistent with the class relief granted by the Division of Market Regulation.

6.	We note your disclosure on page 1 that you will seek to originate and acquire commercial real estate debt secured by apartments. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: Because we have not yet identified any investments to acquire, we are unable at this time to provide you with a specific analysis of the availability of exemptions from registration under the Investment Company Act of 1940 (the “Investment Company Act”) that depend upon the nature of our future investments and assets. A detailed analysis of our intended investment activities and the exemptions that we expect to be available to us under Investment Company Act is set forth below.

Investment Limitations under the Investment Company Act of 1940

General

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership will not be required to register as an investment company. With respect to the 40% test, most of the entities through which we and our Operating Partnership will own our assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the primarily engaged test, we and our Operating Partnership will be holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that each of the subsidiaries of our Operating Partnership relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, and approximately an additional 25% of its assets in other types of real estate-related assets. We expect to rely on guidance published by the SEC staff or on our analyses of guidance published with respect to types of assets to determine which assets are qualifying real estate assets and real estate-related assets.

Pursuant to the language of the statute, we will treat an investment in real property as a qualifying real estate asset. The SEC staff, according to published guidance, takes the view that certain mortgage loans, participations, mezzanine loans, convertible mortgages, and other types of real estate-related loans in which we intend to invest are qualifying real estate assets. Thus, we intend to treat these investments as qualifying real estate assets. The SEC staff has not published guidance with respect to the treatment of CMBS for purposes of the Section 3(c)(5)(C) exemption. Unless we receive further guidance from the SEC or its staff with respect to residential or commercial mortgage-backed securities, we intend to treat residential or commercial mortgage-backed securities as a real estate-related asset.

To avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. In 2011, the SEC issued a concept release indicating that the SEC and its staff were reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. To the extent that the SEC or its staff provides guidance regarding any of the matters bearing upon the exceptions we and our subsidiaries rely on from registration as an investment company, we may be required to adjust our strategy accordingly. Any guidance from the SEC or its staff could further inhibit our ability to pursue the strategies we have chosen.

Real Property

Pursuant to the language of the statute, we will treat an investment in real property as a qualifying asset.

Mortgage Loans

We will treat a first mortgage loan as a qualifying asset provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan will be classified as a real estate-related asset if 55% of the fair market value of the loan is secured by real estate. We will treat mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, as qualifying assets if the real property fully secures the second mortgage. All of the foregoing is consistent with positions set forth in SEC no-action letters.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Participations

A participation interest in a loan will be treated as a qualifying asset only if the interest is a participation in a mortgage loan, such as an A-Note or a B-Note, that meets the criteria recently set forth in an SEC no-action letter, that is:

•	the note is a participation interest in a mortgage loan that is fully secured by real property;

•	our subsidiary as note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and our subsidiary’s returns on the note are based on such payments;

•	our subsidiary invests in the note only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•	our subsidiary as note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

•	in the event that the mortgage loan becomes non-performing, our subsidiary as note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) with respect to a junior note, purchase the senior note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, we may treat the note as a real estate-related asset or as a miscellaneous asset depending upon applicable SEC guidance, if any, or our view as to whether the asset is similar to other SEC-designated real estate-related assets.

Mezzanine Loans

We intend for a portion of our investments to consist of real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or tier one mezzanine loans. We will treat our tier one mezzanine loans as qualifying assets when our subsidiary’s investment in the loan meets the criteria set forth in an SEC no-action letter, that is:

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after our subsidiary performs a hands-on analysis of the property being financed;

•	our subsidiary as lender exercises ongoing control rights over the management of the underlying property;

•	our subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	our subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Convertible Mortgages

A convertible mortgage is a mortgage loan coupled with an option to purchase the underlying real estate. Although the SEC staff has not taken a position with respect to convertible mortgages, we intend to treat a convertible mortgage as two assets: a mortgage and an option. We will value the mortgage as though the option did not exist and treat it as either a qualifying asset or a real estate-related asset according to the positions set forth above. We will assign the option an independent value and treat the option as a real estate-related asset.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Other Real Estate-Related Loans

We will treat the other real estate-related loans described in this prospectus, i.e., bridge loans, wraparound mortgage loans, construction loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by real estate, which is consistent with SEC staff no-action letters. With respect to construction loans, we will treat only the amount outstanding at any given time as a qualifying asset if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Joint Venture Interests

When measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, we will calculate asset values on an unconsolidated basis based on informal guidance from members of the SEC staff, which means that when assets are held through another 3(c)(5)(C) entity, we will treat the value of our interest in the entity as follows:

1.	If we own less than a majority of the voting securities of the entity, then we will treat the value of our interest in the entity as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets.

2.	If we own a majority of the voting securities of the entity, then we will allocate the value of our interest in the entity among qualifying assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying assets, real estate-related assets and miscellaneous assets.

3.	If we are the general partner or managing member of an entity, then (i) we will treat the value of our interest in the entity as in item 2 above if we are actively involved in the management and operation of the venture and our consent is required for all major decisions affecting the venture and (ii) we will treat the value of our interest in the entity as in item 1 above if we are not actively involved in the management and operation of the venture or our consent is not required for all major decisions affecting the venture.

Prospectus Summary, page 1

7.	Please confirm that your cover page will not exceed one page. To that end, we note the initial paragraph contains descriptions of your intended investments which may be more appropriate in the summary. Refer to Item 501 of Regulation S-K.

Response: We confirm that the prospectus cover page will not exceed one page. We have removed certain descriptions of our intended investments from the cover page to reduce its length.

8.	Please revise your cover page and your disclosure on pages 25 and 128 to clarify that there is no requirement to ever provide a liquidity event.

Response: We have revised the disclosure as requested. Please see the cover page and pages 25 and 128 of the prospectus filed with the Registration Statement.

9.	We note your disclosure in footnote 4 that the sponsor or its affiliates will pay selling commissions of up to 3.0% of the gross proceeds from Class A and Class T shares, without the right to reimbursement. Please revise to include all selling commissions paid by any source in the table.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Response: We have revised the disclosure as requested. Please see the cover page of the prospectus filed with the Registration Statement.

Prospectus Summary, page 1

“What are the fees that you will pay to the advisor and its affiliates?”, page 13

10.	Please revise to clarify, if true, that fees may be increased without the consent of shareholders. Please also provide risk factor disclosure, as applicable.

Response: We have revised the disclosure as requested. Please see page 13 of the prospectus filed with the Registration Statement.

11.	We note that you will pay a monthly asset management fee equal to one-twelfth of 1.25% of the cost of each asset and that cost will equal the amount actually paid including acquisition fees and expenses. Please revise to clarify, if true, that any acquisition fees paid to your advisor will increase the monthly asset management fee payable to your advisor and more specifically revise the risk factor disclosure on page 35 to describe the incentive for your advisor to pay more for properties and/or increase leverage.

Response: We have revised the disclosure as requested. Please see pages 35 and 96 of the prospectus filed with the Registration Statement.

“Why are we offering two classes of our common stock…”, page 21

12.	Please revise your disclosure to clarify, if true, that distributions on Class T shares will likely be lower than distributions for Class A shares. Please also briefly discuss the risk that it is possible that the underwriting compensation paid by those who purchase Class T shares early in the offering will exceed that paid by later purchasers of Class T shares as described on page 42.

Response: Please note that the following disclosure can be found on page 22 of the prospectus initially submitted as part of the draft registration statement on September 16, 2015:

The payment of class-specific expenses are expected to result in different amounts of distributions being paid with respect to each class of shares. Specifically, we expect to reduce the amount of distributions that would otherwise be paid on Class T shares to account for the ongoing distribution and shareholder servicing fees payable on Class T shares.

We have revised the disclosure to discuss the risk that underwriting compensation paid by those who purchase Class T shares early in the offering may be greater than that paid by later purchasers of Class T shares. Please see page 22 of the prospectus filed with the Registration Statement.

13.	We note your disclosure in footnote 2 and elsewhere that each Class T share is subject to an annual distribution and shareholder servicing fee that you will cease paying four years from the date the share is issued. We also note your disclosure that you will cease paying the distribution and servicing fee with respect to all Class T shares sold in this offering at the earliest of: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from the primary offering; (ii) the date on which the you list your common stock on a national securities exchange; and (ii) the date of a merger or other extraordinary transaction in which you are a party and in which your common stock is exchanged for cash or other securities. Please revise to reconcile or advise.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Response: We have revised the disclosure as requested. Please see pages 15, 21, 43, 93, 176, and 202 of the prospectus filed with the Registration Statement.

14.	Please revise to state how long a holder of a Class T share should expect to pay the distribution and shareholder servicing fee and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap. This amount can be stated on a per share basis.

Response: We have revised the disclosure as requested. Please see page 22 of the prospectus filed with the Registration Statement.

“Despite the fact that the net proceeds from the sale of Class a shares…”, page 42

15.	We note your disclosure on page 42 that you expect the NAV per share of each class to be equal, subject to any adjustments to the NAV of Class T shares for any of the company’s accrued distribution and shareholder servicing fees that have not already been allocated to the Class T shares through distribution adjustments. Please revise to clarify under what circumstances the accrued distribution and shareholder servicing fees would not be allocated to the Class T shares through distribution adjustments. Please also revise the prospectus summary to disclose this information.

Response: The disclosure has been revised as requested. Please see pages 22 and 42 of the prospectus filed with the Registration Statement.

Risk Factors, page 28

16.	We note your disclosure on page 176 that conversion of the convertible stock into common shares will dilute the value of shares of common stock. Please include corresponding risk factor disclosure or advise.

Response: Please refer to the risk factor entitled “Payment of substantial fees and expenses to Resource Apartment Advisor III and its affiliates will reduce cash available for investment and distribution and increases the risk that you will not be able to recover the amount of your investment in our shares.” on page 43 of the prospectus filed with the Registration Statement for the requested disclosure.

17.	Please revise your risk factor disclosure to explain the difficulty in terminating your advisor.

Response: We respectfully submit that the advisor’s ownership of the convertible stock does not make the termination of the advisor any more difficult than that of competitor non-traded REITs whose advisory agreements provide for payment of a termination fee upon termination of the advisory agreement. The convertible stock (similar to other termination fees) is structured to compensate the advisor for value added to the Company and its portfolio during the period of time in which the Company was advised by the advisor. Thus, the ownership of the convertible stock only ensures that the advisor receives any incentive compensation which it has earned based on the returns generated for the Company’s investors.

18.	It appears that even with the discounts applied to the redemption price, redeeming investors may still receive more than the proceeds received by the company as a result of the investment. If accurate, please include a risk factor regarding the likelihood that redemptions will dilute remaining shareholders.

Response: Please refer to the last sentence of the risk factor entitled “The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.” on page 43 of the prospectus filed with the Registration Statement for the requested disclosure.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Estimated Use of Proceeds, page 73

19.	We note your tables on page 74, which reflect the maximum offering at $1,000,000,000 (exclusive of the DRIP shares), and the midpoint of the offering at $500,000,000. This is inconsistent with the narrative on page 73 which reflects the maximum offering at $1,100,000,000 (inclusive of the DRIP shares) and the midpoint of the offering at $550,000,000. Please revise your disclosure for consistency.

Response: The narrative disclosure has been revised to reflect a maximum offering of $1,000,000,000 (exclusive of the DRIP shares), and the midpoint of the offering of $500,000,000. Please see page 73 of the prospectus filed with the Registration Statement.

20.	We note that your Use of Proceeds table appears to combine the commission and fees for Class A and Class T shares. Please tell us how you determined it was appropriate to present a combined table and provide us with an example of how the tabular disclosure would appear if the Class A and Class T shares were separated.

Response: The Estimated Use of Proceeds disclosure has been revised to provide separate tables for the Class A and Class T shares. Please see page 74 of the prospectus filed with the Registration Statement.

21.	We note your disclosure in footnote 2 that your sponsor or its affiliates will pay additional selling commissions to your dealer manager of up to 3.0% of gross offering proceeds from the sale of Class A and Class T shares in the primary offering without the right to seek reimbursement from you. Please revise your tabular disclosure of selling commissions to reflect the dollar amount and percentage represented by the selling commissions to be paid by your sponsor and its affiliates. Even though your sponsor or its affiliates will pay the selling commissions, these fees are still offering expenses. Industry Guide 5, part 3.B., requires the presentation of these expenses in the tabular summary.

Response: The disclosure has been revised as requested. Please see page 74 of the prospectus filed with the Registration Statement.

22.	We note that your sponsor and its affiliates will not have any right to seek reimbursement from you for the payment of the selling commissions. Please revise your footnote to clarify, if true, that you will not reimburse the sponsor or its affiliates for the payment of the selling commissions and advise us whether other fees payable to your sponsor, advisor or either entity’s affiliates may be used to indirectly reimburse the sponsor or its affiliates for the payment of selling commissions.

Response: The disclosure has been revised as requested. Please see page 74 of the prospectus filed with the Registration Statement. All of the other fees payable to our sponsor, advisor or either entity’s affiliates are for services rendered to us, not for the purpose of indirectly reimbursing the sponsor or its affiliates for the payment of selling commissions.

Management

The Advisory Agreement, page 76

23.	We note your disclosure that prior to commencement of this offering you expect to have three independent directors. When you complete your list of directors, please revise your disclosure to provide all of the information required by Item 407(a) of Regulation S-K.

Response: We will revise the disclosure to provide all of the information required by Item 407(a) of Regulation S-K when the independent directors have been identified.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

24.	Please describe any termination fees that may be payable to your advisor, the property manager or the dealer manager or any of their affiliates.

Response: Neither the advisor, the dealer manager, nor the property manager nor any of their affiliates are entitled to any fees specifically related to the termination of their respective agreements with the Company. The advisor’s convertible stock may be convertible into shares of Class A common stock if certain return thresholds for investors have been met, but this conversion is related to the advisor’s service to the Company and is not a termination fee.

Management Compensation, page 89

25.	We note your disclosure on pages 16 and 94 that you will reimburse the expenses incurred by your advisor, including your allocable share of costs for advisor personnel and overhead, including allocable personnel salaries and other employment expenses. We further note you will only reimburse allocable salaries and benefits to the extent these expenses are related to organization and offering activities. Please revise to clarify whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers or advise. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the acquisition fees, management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: We have revised the disclosure to provide that the reimbursement of allocable advisor personnel expenses will not be limited to expenses incurred only in connection with organization and offering activities. We have also revised the disclosure to provide that we may reimburse the advisor for our allocable share of the salaries and benefits of our executive officers. Please see pages 16 and 94 of the prospectus filed with the Registration Statement.

We acknowledge our obligation in future filings that require Item 402 or Item 404 of Regulation S-K disclosure to disclose the amount of fees paid to the advisor, to break out the amounts paid pursuant to the acquisition fees, asset management fees and the reimbursement provision, and within reimbursements, to specify any amounts reimbursed for salaries or benefits of a named executive officer.

Investment Objectives and Policies, page 109

Experience buying, improving and selling discounted real estate-related debt, page 116

26.	We note your table disclosing investments in discounted real estate debt sold or otherwise disposed of by your sponsor or affiliates in the last ten years for its own account. Please tell us to what extent these investments meet your investment objectives and whether any of these assets were purchased from or sold to a program sponsored by the sponsor rather than to a third party. Please also revise your summary to more specifically describe the potential conflicts your sponsor or its affiliates will face in allocating investments between you and its own account.

Response: Please note that the table included on page 116 provides empirical information with respect to the sponsor’s past experience investing in both multifamily real estate and real estate-related debt investments secured by multifamily rental properties and then subsequently improving and selling those properties. We have revised the narrative disclosure preceding the table to clarify this point. Please refer to page 116 of the prospectus filed with the Registration Statement.

As disclosed on page 113 of the prospectus, the Company expects to invest in multifamily properties and real estate-related debt investments secured, directly or indirectly, by multifamily rental properties, a real estate sector where the sponsor has extensive experience and managing capabilities. We believe that the information provided in the table is relevant to an assessment of the sponsor’s ability to facilitate similar transactions for the Company. All of the assets referenced in the table were sold to third parties.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Please note that the following bulleted disclosure is included in the Prospectus Summary on page 10 of the prospectus:

•	Our sponsor and its team of real estate professionals at our advisor must determine which investment opportunities to recommend to us or another Resource Real Estate-sponsored program or joint venture or affiliate of our sponsor;

Description of Shares, page 174

27.	We note your disclosure here and on page 22 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up by you, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Response: The disclosure has been revised as requested. Please see page 174 of the prospectus filed with the Registration Statement.

Appendix A – Prior Performance Tables

Prior Performance Tables, page A-1

28.	Please tell us why you believe that the investment objectives of the prior programs that primarily invest in mortgage debt have similar investment objectives to those of the registrant.

Response: We have determined that Resource Capital Corp., which invests in whole loans, A-Notes, B-Notes, mezzanine loans and mortgage-related securities, commercial real estate, and commercial finance assets such as other asset-backed securities, senior secured corporate loans, equipment leases and notes, trust preferred securities, and debt tranches of collateralized debt obligations, does not have similar investment objectives to the Company. As a result, information related to the operations of Resource Capital Corp. has been removed from the Prior Performance Tables found on pages A-1 through A-7 of the prospectus filed with the Registration Statement.

Table III – Annual Operating Results of Prior Real Estate Programs, page A-6

29.	We note your tables on pages A-7 and A-8. Please revise to separately specify the distributions from operations, sales of properties, financing, and offering proceeds.

Response: The disclosure has been revised as requested. Please see page A-6 of the prospectus filed with the Registration Statement.

30.	Please tell us why you have included the operating results for Resource Capital Corp. In this regard we note your disclosure on page A-5 which indicates that the Resource Capital Corp. offering closed on February 6, 2006.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

November 2, 2015

Response: Please refer to our response to Comment 28 above.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at andrew.davisson@dlapiper.com or by phone at (919) 786-2052 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Andrew M. Davisson

Andrew M. Davisson